Smoked Ribs, Inc DBA Xooba

FINANCIAL STATEMENTS

For The Period Ending December 31, 2017
TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA
CPA & Consulting Services

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of Smoked Ribs, Inc DBA Xooba:

We have reviewed the accompanying statement of financial position of Smoked Ribs, Inc DBA Xooba as of December 31, 2017 and 2016, and the related statements of activities, functional expenses and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
May 16, 2018

Smoked Ribs, Inc DBA Xooba
BALANCE SHEET
December 31, 2017

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash & Cash Equivalents	114,462	90,451
Accounts Receivable	-	-
Other Current Assets	-	-
Total Current Assets	**114,462**	**90,451**
Property & Equipment		
Furniture & Fixtures	597,223	-
Accumulated Depreciation	-	-
Total Property & Equipment	**597,223**	**-**
Other Assets	-	-
TOTAL ASSETS	$ 711,685	$ 90,451
LIABILITIES & OWNERS EQUITY		
Accounts Payable	29,553	-
Credit Cards	104	1,729
Other Current Liabilities	-	-
Total Current Liabilities	$ 29,657	$ 1,729
Long Term Liabilities	-	-
Total Liabilities	$ 29,657	$ 1,729
Owners Equity		
Retained Earnings	(125,194)	(11,278)
Paid In Capital	597,223	-
Common Stock	210,000	100,000
Total Owners Equity	**682,029**	**88,722**
TOTAL LIABILITIES & OWNERS EQUITY	$ 711,685	$ 90,451

Smoked Ribs, Inc DBA Xooba
STATEMENT OF OPERATIONS
December 31, 2017

	2017	2016
Revenue		
Revenue	3,368	-
Other Income	-	-
Total Revenue	$ 3,368	$ -
Equipment Rental	-	-
Subcontractors	5,235	-
Materials	-	-
Other COGS	380	-
Cost of Goods Sold	$ 5,615	$ -
Gross Margin	$ (2,247)	$ -
Operating Expenses		
Salaries & Wages	-	-
Professional Services	16,739	4,977
Technical Services	72,241	4,513
Rent Expense	-	-
Computer & Internet	8,232	1,102
Postage & Delivery	58	106
Office Expenses	968	65
Insurance	5,060	-
Gifts & Charitable Contributions	3,000	-
Dues & Subscriptions	145	105
Marketing & Advertising	2,624	250
Bank Fees	89	47
Printing & Reproduction	1,403	-
Meals & Entertainment	866	187
Interest Expense	76	-
Licenses & Permits	-	720
Travel	118	264
Other Operating	50	-
Total Operating Expenses	$ 111,669	$ 12,335
Net Income Before Taxes	$ (113,916)	$ (12,335)
Income Taxes	$	-
Net Income After Taxes	$ (113,916)	$ (12,335)

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Smoked Ribs, Inc DBA Xooba
STATEMENT OF SHAREHOLDERS'
EQUITY
December 31, 2017

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2016	$	88,722	$	-	$	88,722
Net Profit for the period ending December 31, 2017		-		(113,916)		**(113,916)**
Equity Contributions/ Adjustments		-		707,222		**707,222**
Balance, December 31, 2017	$	88,722	$	593,307	$	682,029

Smoked Ribs, Inc DBA Xooba
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2017

	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES		
Net Income	**(113,916)**	**(12,335)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Accounts Receivables	-	-
Accounts Payables	27,928	1,729
Other Charges	-	-
Net Cash Provided By Operations	**(85,988)**	**(10,606)**
INVESTING ACTIVITIES		
Depreciation & Amortization	-	-
Purchase of Fixed Assets	(597,223)	-
Net Cash Used By Investing Activities	**(597,223)**	**-**
FINANCING ACTIVITIES		
Equipment & Other Loans	-	-
Other Financing/ Contributions (Withdrawals)	707,223	101,057
Net Cash Provided By Financing	**707,223**	**101,057**
Net Cash Change For Period	**24,011**	**90,451**
Cash Beginning Of Period	**90,451**	**-**
Cash End Of Period	**114,462**	**90,451**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Smoked Ribs, Inc DBA Xooba (The Company) is a personalized guided Experiences marketplace, where vetted guides (or Xoobies, as we call them) take small groups of guests out on unique adventures.

Basis of Accounting

The financial statements of the Company have been prepared on the cash basis. As a result, the Company records revenue when received and expenses when paid.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2017 and 2016, no impairment loss has been recognized for long-lived assets.

Income Taxes

The Company is structured as a C Corporation. Therefore, the Company itself is responsible for all local, state, and federal income taxes

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year end consist of the following:

Checking and money market accounts:

	December 31, 2017	December 31, 2016
Cash	$ 114,462	$ 90,451
Total	**$ 114,462**	**$ 90,451**

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

The Company maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the organization had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2017 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$114,462	NONE	NONE	NONE

NOTE 5.   OPERATING LEASES

The Company has no operating leases

NOTE 6.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 16, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.